PROSPECTUS

                           OMNI ENERGY SERVICES CORP.
                                  COMMON STOCK

      This prospectus relates to 7,088,736 outstanding shares of our common stock that are owned by the persons named in this prospectus under the caption "Selling Shareholders."

      The selling shareholders may from time to time offer all or a portion of these shares of common stock through public or private transactions, on the Nasdaq National Market or such other securities exchange on which our common stock is traded at the time of the sale. The selling shareholders may sell these shares of common stock at prevailing market prices or at privately negotiated prices either directly or through agents, broker dealers or otherwise. You may find more information concerning how the selling shareholders may sell these shares under the caption "Plan of Distribution."

      The selling shareholders will receive all of the net proceeds from the sale of the shares of common stock offered by this prospectus. We are paying all of the expenses of registration incurred in connection with this offering, but the selling shareholders will pay all selling and other expenses.

      Our common stock is traded on the Nasdaq National Market under the symbol "OMNI." On September 21, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $0.72 per share.

      SEE "RISK FACTORS" ON PAGE 4 FOR INFORMATION THAT YOU SHOULD CONSIDER BEFORE PURCHASING THESE SHARES.

                              ---------------------

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS AND ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ---------------------

               THIS DATE OF THIS PROSPECTUS IS SEPTEMBER 21, 2001.

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file at the SEC's public reference room at its offices in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for more information about the public reference room. Our filings are also available over the Internet at the SEC's website at http://www.sec.gov.

      This prospectus is part of a registration statement that we have filed with the SEC to register the securities offered by this prospectus. The registration statement contains additional information about us and our securities. You may inspect the registration statement and exhibits at the SEC's public reference room or at the SEC's website.

      The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The documents we incorporate by reference are considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this incorporated information.

      We incorporate by reference the documents listed below:

      o Our annual report on Form 10-K for the fiscal year ended December 31, 2000 (filed with the SEC on April 2, 2001);

      o Our quarterly reports on Form 10-Q for the quarters ended March 31, 2001 (filed with the SEC on May 15, 2001) and June 30, 2001 (filed with the SEC on August 14, 2001);

      o The description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on November 17, 1997; and

      o All documents filed by us with the SEC pursuant to Sections 13(a), 14 and 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the termination of this offering.

      At your request, we will provide you with a free copy of any of these filings (except for exhibits, unless the exhibits are specifically incorporated by reference into the filing). You may request copies by writing or telephoning us at:

                           OMNI Energy Services Corp.
                              4500 NE Interstate 49
                            Carencro, Louisiana 70520
                           Attn: Burton T. Zaunbrecher
                                 (337) 896-6664

                                   THE COMPANY

      We are an oilfield supply company that specializes in providing an integrated range of onshore seismic drilling, helicopter support, permitting and survey services to geophysical companies operating in logistically difficult and environmentally sensitive terrain in the United States.

      Our primary market is the marsh, swamp, shallow water and contiguous dry land areas along the U.S. Gulf Coast, primarily in Louisiana and Texas. In these areas, which we call the transition zone, we are the leading provider of seismic drilling services. In late 1997, we commenced operations in the mountainous regions of the Western United States, and in 1998, we extended our operations into Canada and Bolivia. By the end of 1999, we discontinued our international operations. Our customers are primarily geophysical companies, although in many cases oil and gas companies participate in determining which drilling, survey or aviation company will be used on their seismic projects.

      We own and operate an extensive fleet of specialized seismic drilling and transportation equipment for use in the transition zone, and we fabricate much of this equipment for our use. We believe that we are currently the only provider of an integrated range of seismic drilling, helicopter support and survey services in all of the varied terrains of the transition zone who simultaneously supports operations for multiple, large-scale seismic projects.

      We are a Louisiana corporation, and the mailing address of our executive offices is 4500 NE Interstate 49, Carencro, Louisiana 70520. Our telephone number is (337) 896-6664.

                           FORWARD-LOOKING STATEMENTS

      Certain statements included in this prospectus and in the documents that we have incorporated by reference that are not historical facts are intended to be "forward-looking statements." Such forward-looking statements may include statements that relate to:

      o our business plans or strategies, and projected or anticipated benefits or other consequences of such plans or strategies;

      o     our objectives;

      o     projected and anticipated benefits from future or past acquisitions;
            and

      o projections involving anticipated capital expenditures or revenues, earnings or other aspects of capital projects or operating results.

Forward-looking statements generally can be identified by the use of words such as "may," "will," "expect," "intend," "estimate," "anticipate" or "believe" or similar language.

      Forward-looking statements are not guarantees of future performance and all phases of our operations are subject to a number of uncertainties, risks and other influences, many of which are beyond our control. Any one of such influences, or a combination, could materially affect the results of our operations and the accuracy of the forward-looking statements that we make. Some important factors that could cause actual results to differ materially from the anticipated results or other expectations expressed in our forward-looking statements are discussed under the caption "Risk Factors" beginning on page 4. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date that they are made. We undertake no obligation to publicly update our forward-looking statements.

                                  RISK FACTORS

      YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION SET FORTH OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, BEFORE PURCHASING SHARES OF OUR COMMON STOCK. EACH OF THESE RISK FACTORS COULD ADVERSELY AFFECT OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION, AND ALSO ADVERSELY AFFECT THE VALUE OF AN INVESTMENT IN OUR COMMON STOCK.

INDUSTRY VOLATILITY MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

      The demand for our services depends on the level of capital expenditures by oil and gas companies for developmental construction and these expenditures are critical to our operations. The levels of such capital expenditures are influenced by:

      o     oil and gas prices and industry perceptions of future price levels;

      o     the cost of exploring for, producing and delivering oil and gas;

      o     the ability of oil and gas companies to generate capital;

      o     the sale and expiration dates of leases in the United States;

      o     the availability of current geophysical data;

      o     the discovery rate of new oil and gas reserves; and

      o     local and international political and economic conditions.

      The cyclical nature of the oil and gas industry has a significant effect on our revenues and profitability. Historically, prices of oil and gas, as well as the level of exploration and developmental activity, have fluctuated substantially. This has, in the past, and may, in the future, adversely affect our business. We are unable to predict future oil and gas prices or the level of oil and gas industry activity. A prolonged low level of activity in the oil and gas industry will likely depress development activity, adversely affecting the demand for our products and services and our financial condition and results of operations.

OUR GROWTH AND GROWTH STRATEGY INVOLVES RISKS.

      We have grown over the last several years through internal growth and acquisitions of other companies. It will be important for our future success to manage our rapid growth and this will demand increased responsibility for management personnel. The following factors could present difficulties to us:

      o     the lack of sufficient executive-level personnel;

      o     a new management team with no history of working together;

      o     increased administrative burdens; and

      o     increased logistical problems of large, expansive operations.

      If we do not manage these potential difficulties successfully, they could have a material adverse effect on our financial condition and results of operations.

WE HAVE INCURRED NET LOSSES FOR THE PAST SEVERAL YEARS AND CANNOT PROVIDE ASSURANCE OF WHEN WE WILL BE PROFITABLE AGAIN.

      Our recent financial history reflects annual net losses. We cannot predict when we will operate profitably again, if at all. While we hope to generate increased revenues, any such increase may not be sustainable or indicative of future results of operations. We do intend to continue investing in internal expansion, infrastructure, integration of acquired companies into our operations and our marketing and sales efforts.

THE DANGERS INHERENT IN OUR OPERATIONS AND THE POTENTIAL LIMITS ON INSURANCE COVERAGE FOR CERTAIN RISKS COULD EXPOSE US TO POTENTIALLY SIGNIFICANT LIABILITY COSTS.

      Our seismic operations are subject to risks or injury to personnel and loss of equipment. Our crews often conduct operations in extreme weather, in difficult terrain that is not easily accessible, and under other hazardous conditions. In addition, our aviation operations are subject to numerous hazards inherent in the operation of helicopters and airplanes. These hazards include adverse weather conditions, crashes, explosions, collisions and fires, all of which may result in injury to personnel or loss of equipment. We maintain what we believe is prudent insurance protection. However, we cannot assure that our insurance will be sufficient or effective under all circumstances. A successful claim for which we are not fully insured may have a material adverse effect on our revenues and profitability. We do not carry business interruption insurance with respect to our operations.

WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY.

      We compete with several other providers of seismic drilling, helicopter support, permitting and survey services. Competition among seismic contractors historically has been and will continue to be intense. Competitive factors have in recent years included price, crew experience, equipment availability, technological expertise and reputation for quality and dependability. Our revenues and earnings may be affected by the following factors:

      o     changes in competitive prices;

      o     fluctuations in the level of activity and major markets;

      o     general economic conditions; and

      o     governmental regulation.

      Additionally, certain of our competitors operate more crews than we do and have substantially greater financial and other resources. These larger and better financed operators could enjoy an advantage over us if the competitive environment for contract awards shifts to one characterized principally by intense price competition.

SEASONALITY AND ADVERSE WEATHER CONDITIONS IN THE REGIONS IN WHICH WE OPERATE MAY ADVERSELY AFFECT OUR OPERATIONS.

      Our operations are directly affected by the weather conditions in the Gulf of Mexico. Due to seasonal differences in weather patterns, we may operate more days in the spring, summer and fall periods and less in the winter months. The seasonality of oil and gas industry activity in the Gulf Coast region also affects our operations and sales of equipment. Due to exposure to weather, we generally experience higher drilling activity in the spring, summer and fall months with the lowest activity in winter months, especially with respect to our operations in the mountainous regions of the Western United States. The rainy weather, hurricanes and other storms prevalent in the Gulf of Mexico and along the Gulf Coast throughout the year may also affect our operations. As a result, full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters.

WE ARE DEPENDENT ON KEY PERSONNEL.

      Our success depends on, among other things, the continued active participation of our executive officers and certain of our other key operating personnel. Our officers and personnel have extensive experience in the domestic and international oilfield supply industry. The loss of the services of any one of these persons could impact adversely our ability to implement our expansion strategy.

WE MAY INCUR ADDITIONAL EXPENDITURES TO COMPLY WITH GOVERNMENTAL REGULATIONS.

      Our seismic and aviation operations are subject to extensive governmental regulation, violations of which may result in civil and criminal penalties, injunctions and cease and desist orders. These laws and regulations govern, among other things, operations in wetlands, the handling of explosives and the operation of commercial aircraft. Although our cost of compliance with such laws has to date been immaterial, such laws are changed frequently. Accordingly, it is impossible to predict the cost or impact of such laws on our future operations. We are also required by various governmental agencies to obtain certain permits, licenses and certificates. To date, we believe that we possess all permits, licenses and certificates material to the operation of our business. The loss by us of any of the licenses required for our operation could have a material adverse effect on our operations.

      We depend on demand for our services from the oil and gas industry, and this demand may be affected by changing tax laws and oil and gas regulations. As a result, the adoption of laws that curtail oil and gas production in our areas of operation may adversely affect us. We cannot determine to what extent our operations may be affected by any new regulations or changes in existing regulations.

FUTURE TECHNOLOGICAL ADVANCES COULD IMPAIR OPERATING ASSETS OR REQUIRE SUBSTANTIAL UNBUDGETED CAPITAL EXPENDITURES.

      We compete in providing services in a capital intensive business. The development of seismic data acquisition and processing equipment has been characterized by rapid technological advancements in recent years, and this trend may continue. Manufacturers of seismic equipment may develop new systems that have competitive advantages over systems now in use that could render our current equipment obsolete or require us to make significant unplanned capital expenditures to maintain our competitive position. Under such circumstances, there can be no assurance that we would be able to obtain necessary financing on favorable terms.

WE DEPEND ON A FEW SIGNIFICANT CUSTOMERS.

      We derive a significant amount of our revenue from a small number of geophysical companies. Our inability to continue to perform services for a number of our large existing customers, if not offset by sales to new or other existing customers, could have a material adverse effect on our business and operations.

ONE SHAREHOLDER HAS SUBSTANTIAL CONTROL OVER OUR AFFAIRS.

      Advantage Capital Corporation and its affiliates beneficially own approximately 56.3% of our outstanding common stock. Additionally, two members of our board of directors are affiliates of

Advantage Capital Corporation. As a result, Advantage Capital Corporation has the ability to substantially influence our management and affairs and all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, such as a merger, consolidation or sale of substantially all of our assets. This may have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation.

                                 USE OF PROCEEDS

      All of the shares of common stock offered hereby are being offered by the selling shareholders, who will receive all proceeds from such sales. We will not receive any proceeds from the sale of shares of common stock offered by the selling shareholders.

                              SELLING SHAREHOLDERS

      Under the terms of the Stock Purchase Agreements effective October 31, 2000 executed by the Company and each of the selling shareholders listed below (with the exception of William Fincher), the selling shareholders acquired shares of our common stock. Pursuant to each Stock Purchase Agreement, we agreed to register for resale the shares of common stock received by each selling shareholder, subject to certain terms and conditions.

      The terms of the Stock Purchase Agreements require that we file a registration statement with regard to the shares of common stock received by the selling shareholders upon the written demand of one or more selling shareholders holding in the aggregate at least $1,000,000 of our common stock, based on the current market price or fair value at the time of demand. Upon receipt of such a demand, we were required to notify the remaining selling shareholders, who then had the right to have their shares of common stock included in the registration statement.

      Under the terms of the Agreement and Plan of Merger executed in connection with our acquisition of Gulf Coast Resources, Inc. in November 2000 (the "Merger"), William Fincher acquired shares of our common stock in exchange for his shares of common stock of Gulf Coast Resources, Inc. For nine months following the Merger, the Company has the option to repurchase 128,736 of the shares of our common stock acquired by Mr. Fincher pursuant to the Merger. The Company decided not to repurchase these shares, and Mr. Fincher requested that we include in this offering the shares of our common stock subject to the repurchase option.

      The table below sets forth certain information regarding the beneficial ownership of our common stock by all of the selling shareholders. The selling shareholders may from time to time offer the shares of common stock offered by this prospectus. We do not know when or in what amounts the selling shareholders may offer shares for resale and we cannot assure you that the selling shareholders will sell any or all of the shares offered by this prospectus.


                                                                                                           PERCENTAGE OF
                                     NUMBER OF       PERCENTAGE OF                                          OUTSTANDING
                                       SHARES         OUTSTANDING        NUMBER OF         NUMBER OF        COMMON STOCK
                                    BENEFICIALLY      COMMON STOCK         SHARES           SHARES         BENEFICIALLY
                                    OWNED PRIOR       BENEFICIALLY       COVERED BY       BENEFICIALLY      OWNED IF ALL
                                      TO THE         OWNED PRIOR TO         THIS        OWNED AFTER THE    OFFERED SHARES
   SELLING SHAREHOLDERS               OFFERING        THE OFFERING       PROSPECTUS         OFFERING           ARE SOLD
-----------------------------     ----------------  ----------------   --------------   ----------------  ----------------
Dixie Chris OMNI, LLC               5,200,000(1)          18.0%           3,200,000       2,000,000(1)           6.9%
Advantage Capital Partners X
   Limited Partnership(2)           1,635,000              5.9%             800,000         835,000              3.0%
RJP Investment Company, LLC         1,125,000(3)           4.1%             800,000         325,000(3)           1.2%
Charles Chatelain                   1,125,000(3)           4.1%             800,000         325,000(3)           1.2%
Adrian M. Vega, Jr                    562,500(4)           2.1%             400,000         162,500(4)             *
William W. Rucks, IV                  606,500(5)           2.2%             400,000         206,500(5)             *
Burton T. Zaunbrecher                 661,500(6)           2.4%             400,000         261,500(6)             *
Gerald Hanchey                        225,000(7)             *              160,000          65,000(7)             *
William Fincher                     1,113,864              4.2%             128,736         985,128              3.7%
                                                                        -----------
                                                                          7,088,736

--------------------
*  Less than 1%

(1) Includes 700,000 shares issuable upon exercise of warrants and 1,300,000 shares issuable upon exercise of options.

(2) Advantage Capital NOLA X, L.L.C. serves as general partner. The shares beneficially owned prior to and after the offering include 835,000 shares issuable upon exercise of options.

(3). Includes 325,000 shares issuable upon exercise of options.

(4) Includes 162,500 shares issuable upon exercise of options.

(5) Includes 206,500 shares issuable upon exercise of options. Mr. Rucks currently serves as Chairman of the Board of the Company.

(6) Includes 261,500 shares issuable upon exercise of options. Mr. Zaunbrecher currently serves as Executive Vice President, Chief Operating Officer, Secretary and Treasurer of the Company.

(7) Includes 65,000 shares issuable upon exercise of options.


                              PLAN OF DISTRIBUTION

      The selling shareholders may sell shares of our common stock directly, through broker-dealers acting as principal or agent. The selling shareholders may sell all or part of their shares in one or more transactions at prices at or related to the then-current market price or at negotiated prices. The selling shareholders will determine the specific offering price of the shares from time to time that, at that time, may be higher or lower than the market price of our common stock on the Nasdaq National Market.

      The selling shareholders and any underwriters, dealers or agents participating in the distribution of the shares of our common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any profit from the sale of such shares by the selling shareholders and any compensation received by any underwriter, broker-dealer or agent may be deemed to be underwriting discounts under the Securities Act.

      The method by which the selling shareholders, or their pledges, donees, transferees or other successors in interest, may offer and sell their shares may include, but are not limited to, the following:

      o sales on the Nasdaq National Market, or other securities exchange on which the common stock is listed at the time of sale, at prices and terms then prevailing or at prices related to the then-current market price;

      o     sales in privately negotiated transactions;

      o     sales for their own account pursuant to this prospectus;

      o cross or block trades in which broker-dealers will attempt to sell the shares as agent, but may position and resell a portion of the block as a principal in order to facilitate the transaction;

      o purchases by broker-dealers who then resell the shares for their own account; and

      o     brokerage transactions in which a broker solicits purchasers.

      To the extent required by a particular offering, we will set forth in a prospectus supplement or, if appropriate, a post-effective amendment, the terms of such offering, including among other things, the number of shares of common stock to be sold, the public offering price, the names of any underwriters, dealers or agents and any applicable commissions or discounts.

      Pursuant to the terms of the Stock Purchase Agreements entered into with the selling shareholders, except Mr. Fincher, we have agreed to indemnify the selling shareholders against certain liabilities, including liabilities under the Securities Act, or to contribute to the payments that the selling shareholders may be required to make in respect of such liabilities. We have also agreed to indemnify underwriters who participate in the distribution of the liabilities, including liabilities under the Securities Act.

      The selling shareholders will pay all fees, discounts and brokerage commissions. We will pay all expenses of preparing and reproducing this prospectus, including expenses or compliance with state securities laws and filing fees with the SEC.

                                  LEGAL MATTERS

      The validity of the shares of our common stock will be passed upon for us by Locke Liddell & Sapp LLP, Houston, Texas.

                                     EXPERTS

      The consolidated balance sheets of OMNI Energy Services Corp. and subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of income, cash flows and changes in equity for each of the three years in the period ended December 31, 2000 incorporated by reference in this registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.